Exhibit 99.36

EXECUTION VERSION

JOINT SUMMARY TERM SHEET

28 February 2013

This is a term sheet (the “Term Sheet”) agreed between Roust Trading Limited (“RTL”) and the beneficial owners (holding an aggregate of approximately 30% in outstanding aggregate principal amount) of $380 million 9.125% senior secured notes and €430 million 8.875% senior secured notes, each due 2016 (the “2016 Notes”) issued by CEDC Finance Corporation International, Inc., (the “Issuer”) listed in the Schedule to this Term Sheet and signatory hereto (the “Steering Committee”) relating to the proposed financial restructuring of Central European Distribution Corporation (the “Company”) and certain of its affiliates (the “Proposed Restructuring”).

The statements contained in this Term Sheet and all discussions between and among the parties in connection therewith constitute privileged settlement communications entitled to protection under Rule 408 of the Federal Rules of Evidence and shall not be treated as an admission regarding the truth, accuracy or completeness of any fact or the applicability or strength of any legal theory.

This Term Sheet is not an offer or a solicitation with respect to any securities of the Company or a solicitation of acceptances of a chapter 11 plan within the meaning of section 1125 of the Bankruptcy Code. Nothing herein shall be deemed to be the solicitation of an acceptance or rejection of a chapter 11 plan.

Consideration for 2016 Noteholders

The Proposed Restructuring shall include the following:

(a)          RTL to provide a new $172 million cash investment into the Company (the “New Cash”)[1], the proceeds of which shall be exclusively used by the Company or the Issuer to make available a reverse Dutch auction opportunity for the 2016 Notes, at a price range and using mechanics as agreed by the Steering Committee (the “Dutch Auction”). Any New Cash not expended by the Company or the Issuer pursuant to the Dutch Auction opportunity shall added to the consideration to be exchanged for existing 2016 Notes described in (b) below on a pro rata basis.

(b)          All remaining 2016 Notes not accepted for tender in the Dutch Auction shall be exchanged into:

(i)           Senior secured notes due 2018 (the “New Senior Notes”) with an aggregate principal amount equal to (i) $450 million plus (ii) an amount equal to the interest accrued but unpaid on the outstanding 2016 Notes not accepted for tender in the Dutch Auction in accordance with their existing terms in respect of the period from 16 March 2013 to the earlier of 1 June 2013 and the date preceding the date of issuance of the New Senior Notes; and

(ii)          $200 million convertible junior secured notes due 2018 (the “Convertible PIK Toggle Notes” and together with the New Senior Notes, the “New Notes”).

(c)          An early consent fee of 50bps of the principal amount of the 2016 Notes for those holders of 2016 Notes (“2016 Noteholders”) who support the Proposed Restructuring by a date to be agreed upon by RTL and the Steering Committee.

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1The $172 million New Cash includes an amount in consideration for the interest accrued but unpaid on the 2016 Notes in respect of the period from 2 December 2012 to 15 March 2013.

Terms of the New Notes

New Notes Issuer	The Issuer

New Notes Offered	The New Senior Notes and the Convertible PIK Toggle Notes

Coupon

(a)          New Senior Notes: 8% cash with 1% step-up per annum to a maximum of 10% (i.e., 8% until 30 April 2014, 9% from 1 May 2014 to 30 April 2015, and 10% from 1 May 2015 to 30 April 2018).

(b)          Convertible PIK Toggle Notes: 10% per annum PIK or cash pay semi-annually at the election of the Issuer.

(c)          Interest on the New Notes shall accrue from the earlier of (i) their date of issuance, or (ii) 1 June 2013.

Interest Payable	Both cash and PIK interest shall be payable semi-annually on 30 April and 31 October of each year, commencing on 31 October 2013.

Maturity Date Convertible PIK Toggle Note Conversion Feature

30 April 2018

The Convertible PIK Toggle Notes shall be convertible, at the option of the holders of the Convertible PIK Toggle Notes, beginning 18 months from the closing date of the Proposed Restructuring (the “Initial Conversion Date”). The percentage of the Company’s equity issuable on conversion of the Convertible PIK Toggle Notes shall be:

(a)                 20% from the Initial Conversion Date until 31 December 2015,

(b)                 25% from 1 January 2016 until 31 December 2016,

(c)                 30% from 1 January 2017 until 31 December 2017, and

(d)                 35% from 1 January 2018 until the Maturity Date.

Optional Redemption

The Issuer may redeem some or all of the New Senior Notes at any time after issue at a redemption price equal to their principal amount plus a premium declining ratably to par, plus accrued and unpaid interest, if any, as follows:

The redemption price for the New Senior Notes shall equal:

(a)                 104% of par from issuance until 30 April 2014;

(b)                 103% of par from 1 May 2014 until 30 April 15;

(c)                 102% of par from 1 May 2015 until 30 May 16;

(d)                 101% of par from 1 May 2016 until, but not including 30 April 18.

The Issuer may redeem some or all of the Convertible PIK Toggle Notes at any time at par plus accrued and unpaid interest, if any; provided, that any optional redemption must be in minimum increments of at least $20 million in principal amount (or, if there is less than $150 million aggregate principal amount of Convertible PIK Toggle Notes outstanding, the difference between such amount outstanding and $130 million), and further that any optional redemption that would result in there being less than $130 million aggregate principal amount of Convertible PIK Toggle Notes outstanding, must be for all remaining Convertible PIK Toggle Notes.

Mandatory Prepayment	100% of the net proceeds of asset sales (in excess of $20 million) shall be applied within 30 days of receipt to redeem at 100% of par plus accrued interest the New Senior Notes and following repayment of the New Senior Notes the Convertible PIK Toggle Notes (subject to customary exceptions to be agreed between RTL and the Steering Committee).

Ranking

The New Notes will be senior secured obligations of the Issuer, and will be guaranteed by the Company and substantially all of its subsidiaries.

The Company and the Issuer will have no indebtedness for borrowed money other than intercompany debt and the New Notes (and the Company’s guarantee thereof), provided that the Company and the Issuer shall be entitled to incur refinancing indebtedness solely with respect to some or all of the New Notes (for these purposes refinancing indebtedness shall be defined as debt in a principal amount no greater than the debt refinanced (plus interest, fees, expenses and premiums paid) and with a final maturity and weighted average life to maturity no earlier than the New Notes) provided that if refinancing indebtedness is incurred to refinance the New Convertible PIK Toggle Notes then such refinancing indebtedness shall be (i) subordinated to the New Senior Notes on the same basis as the New Convertible PIK Toggle Notes; (ii) incur interest (whether in cash, PIK or otherwise) at a rate no greater than the New Convertible PIK Toggle Notes; and (iii) not be redeemable while any New Senior Notes remain outstanding.

The New Senior Notes will rank senior in right of payment to the Convertible PIK Toggle Notes on an insolvency.

The relative priority of the new Senior Notes and the Convertible PIK Toggle Notes shall be governed by an intercreditor agreement on terms to be agreed by the Steering Committee and RTL.

Guarantees	The New Notes will be guaranteed by the Company and substantially all of its subsidiaries (the “Guarantees”) with exceptions to be agreed.

Security	To the extent legally permissible and permitted by the existing debt obligations of the Company’s subsidiaries, the New Notes will be secured against all assets of the Company and its subsidiaries including without limitation, all intercompany debt and the intellectual property rights (including the brands owned by the Company and its subsidiaries) that the Company and its subsidiaries have agreed to pledge in favour of RTL under the RTL Credit Facility (as defined below) (subject to carve outs acceptable to RTL and the Steering Committee, to allow the Company’s operating subsidiaries to secure operating facilities for borrowing in the ordinary course).

RTL and the Steering Committee will discuss and agree a new holdco structure to give the New Notes share security over one or more holding companies in a jurisdiction to be agreed.

Covenants/EODs	The New Notes Indentures shall contain covenants and events of default to be agreed between RTL and the Steering Committee.

In particular, the New Notes Indentures will contain covenants (including baskets and carve-outs, where agreed) that limit or prohibit, among other things, the ability of the Company, the Issuer and their subsidiaries to:

• incur additional indebtedness;

• make certain restricted payments;

• transfer or sell assets;

• enter into transactions with affiliates;

• create certain liens;

• create restrictions on the ability of Restricted Subsidiaries to pay dividends or other payments;

• issue guarantees of indebtedness by Restricted Subsidiaries;

• enter into sale and leaseback transactions;

• merge, consolidate, amalgamate or combine with other entities;

• designate Restricted Subsidiaries as unrestricted subsidiaries; and

• engage in any business other than a permitted business.

Denomination	The New Notes will be issued and transferable in minimum denominations of $1,000 and integral multiples of $1,000 in excess thereof.

RTL Change of Control

The New Notes Indentures shall contain typical change of control protection requiring the Issuer to offer to purchase the New Notes at a price of 101% of par upon a “Change of Control”.

The final definition of Change of Control shall be discussed and agreed between the Steering Committee and RTL save that a “Change of Control” shall be deemed to take place upon, inter alios: (i) any transaction that results in the merger or any other combination of the Company or any of its restricted subsidiaries and RTL or any of its affiliates (other than the Company and its restricted subsidiaries), (ii) sale of the Company’s Russian and/or Polish business to RTL; or (iii) the consummation of any transaction that results in the reincorporation of the Company outside of Delaware.

Currency	US Dollars

Governing Law	New York

Reporting	The New Notes Indentures will provide that, whether or not the Company retains its equity listing it will continue to prepare and make public financial and other information in form identical to SEC requirements (and generally accepted European high yield reporting standards, to include quarterly investor calls), until the last New Note is repaid. Such reporting requirement shall also be included in the Company’s charter and bylaws, for the benefit of shareholders.
New Equity

Equity allocation

(a)          RTL – following the RTL Investment (as defined below) no less than 85% or the reorganized equity; and

(b)          Holders of the Company’s 3% Convertible Senior Notes due 2013 (the “2013 Notes”), other Company unsecured debt and existing Company shareholders shall hold no more than 15% of the reorganized equity, all subject to dilution by any management equity incentive plan implemented in connection with the Proposed Restructuring.

Issuance of new shares upon conversion of Convertible PIK Toggle Notes shall dilute all shares then outstanding, including management equity incentive plan shares.

Share issuer	The Company

State of incorporation	Delaware

Listing	To be determined at RTL’s sole discretion, subject to registration rights in favor of the equity underlying the Convertible PIK Toggle Notes.

Shareholder Protections	Upon conversion of the Convertible PIK Toggle Notes, the resulting equity shall have certain minority shareholder protections to be agreed, including but not limited to tag rights, registration rights, preemption rights, approval rights on certain issuances of additional equity and, subject to appropriate ownership levels, board seats/observer rights.

Implementation	The Proposed Restructuring shall be implemented in the manner agreed between RTL and the Steering Committee.

Conditions to RTL’s Investment

Subject to the conditions below, and in exchange for no less than 85% of the equity in the Company, RTL will by 30 June 2013 (a) invest the New Cash into the Company, and (b) convert its debt under the $50 million credit facility described in the term sheet between RTL and the Company made public by the Company on 28 December 2012 (the “RTL Credit Facility”) into equity in the Company (such investment and conversion are collectively referred to herein as the “RTL Investment”).

The RTL Investment shall be conditioned on, among other things: (i) all applicable legal and regulatory requirements, including (without limitation) approvals required by RTL under applicable antitrust and competition laws and regulations, shall be satisfied; and (ii) an agreed transaction structure such that neither RTL nor any of its affiliates is required to make a mandatory tender offer for any shares that it does not own under applicable rules of the Warsaw Stock Exchange.

Joint Conditions	The obligations of RTL, on the one hand, and the Steering Committee, on the other hand to support the Proposed Restructuring shall be conditioned, among other things, on the following being satisfactory to RTL acting in its sole discretion and the Steering Committee acting by a majority of its members by value: (i) all documentation with respect to the RTL Investment and related to the Proposed Restructuring, (ii) corporate governance arrangements for the Company; and (iii) that 2016 Noteholders who do not support the Proposed Restructuring are unable to exercise remedies against the Company’s direct and indirect subsidiaries.

Miscellaneous

Non-Binding Intent	This Term Sheet is not exhaustive, and constitutes solely a summary of the key terms of the Proposed Restructuring. The matters contained in this Term Sheet are subject the good faith negotiation, drafting and execution of definitive long form documentation. Except with respect to paragraphs “Confidentiality”, “Governing Law” and “Steering Committee Undertaking” set out herein, nothing in this Term Sheet shall give rise to any legally binding obligation.

Confidentiality	This Term Sheet and its contents are strictly confidential and, none of RTL, any member of the Steering Committee or any of their respective affiliates may disclose it to any person without the prior written consent of RTL, in the case of disclosure by any member of the Steering Committee, or Cadwalader, Wickersham & Taft LLP (“Cadwalader”), in the case of any disclosure by RTL or any of its affiliates; provided, that this provision shall not prevent disclosure (i) to the Company and its advisors, (ii) on a need-to-know basis to such person’s respective directors, officers, counsel, accountants, financial advisors and affiliates who are directly involved in the Proposed Restructuring and (iii) as required or requested with respect to any applicable law, regulation, rule of any self-regulatory body or judicial or civil proceeding or investigation or which is necessary to avoid sanction, provided that any disclosure by RTL under Schedule 13-D or otherwise regarding this Joint Summary Term Sheet shall be reviewed in advance by Cadwalader.

Advisory Fees	The plan of reorganization pursuant to Chapter 11 of the Bankruptcy Code filed with the exchange offer will provide that the engagement letters for each of Cadwalader, Wickersham & Taft LLP and Moelis & Company, advisors to the Steering Committee and White & Case LLP and Blackstone, advisors to RTL, shall be assumed and all fees and expenses due thereunder shall be paid by the Company on the effective date of the plan without further application to the bankruptcy court.

RTL Put Option	RTL agrees that upon completion of the Proposed Restructuring it shall waive the exercise of the put option contained in the Amended and Restated Securities Purchase Agreement by and between the Company and RTL, dated as of 9 July 2012.

Steering Committee Undertaking	Each member of the Steering Committee hereby agrees until 10 March 2013, not to (i) seek, solicit or support or engage in negotiations regarding any reorganization, merger, sale or restructuring of the Company or any of its subsidiaries other than the Proposed Restructuring set forth in this Term Sheet or (ii) sell, assign, transfer, pledge, hypothecate or otherwise dispose of, directly or indirectly (each such action, a "Transfer"), any of its 2016 Notes or any right related thereto and including any voting rights associated with such 2016 Notes, unless prior to such Transfer the transferee either is or becomes bound by this Term Sheet.

Governing Law	New York law.